UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Indaptus Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

45339J105

(CUSIP Number)

Jeffrey A. Meckler

c/o Indaptus Therapeutics, Inc.

3 Columbus Circle, 15th Floor

New York, NY 10019

(646) 427-2727

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45339J105	13D	Page 1 of 5 pages

1	Names of Reporting Persons Jeffrey A. Meckler
2	Check the Appropriate Box if a Member of a Group (a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO/PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 875,704
	8	Shared Voting Power 0
	9	Sole Dispositive Power 875,704
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 875,704
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.9%
14	Type of Reporting Person IN

CUSIP No. 45339J105	13D	Page 2 of 5 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on October 10, 2024 (as amended to date, the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Indaptus Therapeutics, Inc., a Delaware corporation (the “Issuer”) Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On November 25, 2024, the Reporting Person purchased 42,553 shares of Common Stock and warrants to purchase 42,553 shares of Common Stock pursuant to the November Purchase Agreement (as defined below) for aggregate consideration of approximately $50,000 using personal funds.

Item 4.	Purpose of Transaction.

On November 22, 2024, the Issuer entered into a securities purchase agreement (the “November Purchase Agreement”) with the Reporting Person pursuant to which, on November 25, 2024, the Reporting Person purchased 42,553 shares of Common Stock and warrants to purchase 42,553 shares of Common Stock (the “November Warrants”) for consideration of $1.175 for one share and a warrant to purchase one share of Common Stock. The exercise price of the November Warrants is $1.05 per share. The November Warrants are immediately exercisable; provided however, that, pursuant to the terms of the November Warrants, the Reporting Person may not exercise any portion of his November Warrants to the extent that he would beneficially own more than 9.99% of the outstanding Common Stock immediately after such exercise (the “Beneficial Ownership Limitation”). The Reporting Person may increase the Beneficial Ownership Limitation upon at least 61 days’ prior notice to the Issuer.

Pursuant to the November Purchase Agreement, the Issuer has agreed to file a registration statement within 60 days of the date of the November Purchase Agreement to register the shares of Common Stock for resale. The Issuer has also agreed to use commercially reasonable efforts to cause such registration statement to become effective within 90 days following the closing date of the offering and to use commercially reasonable efforts to keep such registration statement effective at all times until the earlier of (i) the date that no purchaser of the November Warrants owns any November Warrants or shares issuable upon exercise thereof and (ii) November 25, 2026.

The foregoing description of each of the November Purchase Agreement and the November Warrant is not complete and is qualified in its entirety by reference to the full text of the Purchase Agreement and the Warrant, the forms of which are filed as Exhibits 3 and 4, respectively, to this Schedule 13D and incorporated by reference herein.

CUSIP No. 45339J105	13D	Page 3 of 5 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

●	Amount beneficially owned: 875,704

●	Percent of Class: 6.9%

●	Number of shares the Reporting Person has:

	○	Sole power to vote or direct the vote: 875,704

	○	Shared power to vote: 0

	○	Sole power to dispose or direct the disposition of: 875,704

	○	Shared power to dispose or direct the disposition of: 0

The share amount reported herein consists of 202,859 shares of Common Stock, 42,553 shares of Common Stock issuable upon exercise of the November Warrants and 630,292 shares of Common Stock issuable upon the exercise of options vesting within 60 days of the date hereof. This amount excludes 84,932 shares of Common Stock underlying warrants issued in August 2024, which are subject to a 4.99% beneficial ownership limitation.

The above percentage is based on 12,013,901 shares of Common Stock outstanding as of November 25, 2024, as disclosed in the Issuer’s registration statement on Form S-1 filed with the SEC on November 22, 2024.

(c)	Except as described in Items 3 and 4, the Reporting Person has not effected any transactions with respect to the Common Stock since the filing of the initial Schedule 13D.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 45339J105	13D	Page 4 of 5 pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

3.	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed with the SEC on November 22, 2024).

4.	Form of Warrant (incorporated by reference Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed with the SEC on November 22, 2024).

CUSIP No. 45339J105	13D	Page 5 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 26, 2024

		By:	/s/ Jeffrey A. Meckler
		Name:	Jeffrey A. Meckler